(As filed with the Securities and Exchange Commission on April 29, 2002)

                                                               File No. 70-9987

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 Amendment No. 1
                                       to
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            NATIONAL FUEL GAS COMPANY
                               10 Lafayette Square
                             Buffalo, New York 14203

                     (Name of company filing this statement
                   and address of principal executive offices)
              ----------------------------------------------------
                            NATIONAL FUEL GAS COMPANY

                 (Name of top registered holding company parent)
              ----------------------------------------------------
                               Philip C. Ackerman,
                      President and Chief Executive Officer
                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203

                     (Name and address of agent for service)

               ---------------------------------------------------

            TheCommission is requested to mail copies of all orders,
                      notices and other communications to:

         James R. Peterson,             Michael F. Fitzpatrick, Jr., Esq.
        Assistant Secretary                Thelen Reid & Priest LLP
    National Fuel Gas Company               40 West 57th Street
        10 Lafayette Square               New York, New York 10019
      Buffalo, New York 14203

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION                                  4
        -----------------------------------
  A. BACKGROUND:  NATIONAL'S CURRENT FINANCING AUTHORITY                     5
  B. PROPOSED INCREASE IN AGGREGATE INVESTMENT LIMIT                         6
  C. DESCRIPTION OF NATIONAL'S CURRENT PORTFOLIO OF EXEMPT PROJECTS          6
    1. FUCOs                                                                 6
      a. UNITED ENERGY, a.s.                                                 6
      b. TEPLARNA LIBEREC a.s.                                               7
      c. TEPLARNA KROMERIZ, a.s.                                             7
    2. EWGS                                                                  7
  D.   RISK PROFILE OF NATIONAL'S INVESTMENTS IN EXEMPT PROJECTS             8
    1. THE PROJECT REVIEW PROCESS                                            8
    2. RISK MITIGATION MEASURES                                              9
      a. OPERATING RISKS                                                     9
      b. CONSTRUCTION RISKS                                                 10
      c. COMMERCIAL RISKS                                                   10
      d. FINANCIAL RISKS                                                    10
      e. INTEREST RATE RISK                                                 11
      f. FOREIGN CURRENCY EXCHANGE RISK                                     12
      g. LEGAL RISKS                                                        12
      h. COUNTRY RISKS                                                      12
      i. PORTFOLIO DIVERSIFICATION                                          13
      j. EARNINGS FROM EXEMPT PROJECTS                                      14
      k. EFFECT OF REGULATORY CHANGE                                        15
ITEM 2. FEES, COMMISSIONS, AND EXPENSES                                     16
        -------------------------------
ITEM 3. APPLICABLE STATUTORY PROVISIONS                                     16
        -------------------------------
  A.   GENERAL PROVISIONS                                                   16
  B. COMPLIANCE WITH RULE 53(C)                                             16
    1. THE PROPOSED TRANSACTIONS WILL NOT HAVE A SUBSTANTIAL ADVERSE
       IMPACT UPON THE FINANCIAL INTEGRITY OF THE NATIONAL SYSTEM           19
      a.   KEY FINANCIAL RATIOS/BENCHMARKS                                  20
        i.    CAPITALIZATION RATIOS                                         20
        ii.   NATIONAL SECURITY RATINGS                                     20
        iii.  CONSOLIDATED RETAINED EARNINGS                                21
        iv.   NATIONAL'S DEBT LIMITATIONS                                   21
        v.    RULE 53(B) FACTORS                                            22
        vi.   OTHER INDICATORS                                              22
      b.   MARKET ASSESSMENT OF NATIONAL                                    22
    2. THE PROPOSED TRANSACTIONS WILL NOT HAVE AN ADVERSE IMPACT
       ON DISTRIBUTION OR ITS CUSTOMERS, OR ON THE ABILITY OF
       DISTRIBUTION'S STATE PUBLIC UTILITY COMMISSIONS TO
       PROTECT SUCH CUSTOMERS                                               23
      a.   INSULATION FROM RISK                                             23


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


      b.   DISTRIBUTION'S FINANCIAL INTEGRITY                               24
      c.   ADEQUACY OF STATE COMMISSION OVERSIGHT                           25
  C. COMPLIANCE WITH RULE 54                                                25
  D. THE COMMISSION SHOULD NOT ORDER A HEARING IN THIS PROCEEDING           26
ITEM 4. REGULATORY APPROVAL                                                 28
        -------------------
ITEM 5. PROCEDURE                                                           28
        ---------
ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS                                   29
        ---------------------------------
ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS                             29
        ---------------------------------------


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


            The Application/Declaration filed in this proceeding on October 9, 2001, is hereby amended and restated in its entirety. The purpose of this amendment is generally to update all financial and other information through December 31, 2001.

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTION
            -----------------------------------

            National Fuel Gas Company ("National") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Through its subsidiaries, National engages in a diversified energy business that is organized into six major business segments, namely: Utility; Exploration and Production; Pipeline and Storage; Timber; International; and Energy Marketing. The Utility segment (National Fuel Gas Distribution Company) sells or transports natural gas to over 732,000 customers through a local distribution system located in western New York and northwestern Pennsylvania; the Exploration and Production segment (Seneca Resources Corporation) ("Seneca") explores for, develops and purchases natural gas and oil reserves in the Gulf Coast region of Texas and Louisiana, California, Wyoming, and the Appalachian region of the United States, and in the western Canadian provinces (Manitoba, Alberta and Saskatchewan); the Pipeline and Storage segment (National Fuel Gas Supply Corporation) ("Supply Corporation") provides interstate natural gas transportation and storage services for affiliated and nonaffiliated companies through an integrated regional gas pipeline system that extends 3,065 miles from southwestern Pennsylvania to the New York-Canadian border and 29 underground storage areas; the Timber segment (Highland Forest Resources, Inc. and Seneca Resources Corporation, Northeast Division) operates sawmills in northwestern Pennsylvania and markets timber from National's New York and Pennsylvania land holdings; the International segment (Horizon Energy Development, Inc. and Horizon Power, Inc.) invests in and manages foreign energy projects, primarily in the Czech Republic, as well as projects in the United States; and the Energy Marketing segment (National Fuel Resources, Inc.) markets and brokers natural gas and electricity and the provides energy management services for industrial, commercial, public authority and residential end-users throughout the northeast United States. National and its subsidiaries are hereinafter referred to collectively as the National System.

            For the fiscal year ended September 30, 2001, National reported consolidated revenues of $2.1 billion and net income of $65.5 million.(1) National Fuel Gas Distribution Company ("Distribution") contributed approximately 36% of National's net income, while National's principal non-utility subsidiaries, Supply Corporation and Seneca, contributed approximately 24% and 42%, respectively, of National's net income. National's consolidated capitalization at December 31, 2001 was as follows:

-------------------
(1) During the fiscal year ended September 30, 2001, National recorded a non-cash write-down related to Seneca's oil and gas assets in the amount of $104 million after tax. Absent this impairment, National's net income would have been $169.5 million.


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


         ----------------------------------------------------
         Common equity             $1,027,775,000        38.2%
         ----------------------------------------------------
         Long-term debt            $1,195,452,000        44.4%
         ----------------------------------------------------
         Short-term debt*            $467,080,000        17.4%
         ----------------------------------------------------
         Total                     $2,690,307,000       100.0%
         ----------------------------------------------------

         * Includes current portion of long-term debt.

      A.    BACKGROUND:  NATIONAL'S CURRENT FINANCING AUTHORITY

            By order dated March 20, 1998,(2) as modified by order dated April 21, 2000(3) (as modified, the "1998 Order"), National and its subsidiaries are authorized to engage in a program of external financing, intrasystem financing and other related transactions for the period through December 31, 2002. Among other approvals granted, the Commission authorized National to (i) issue and sell from time to time additional long-term debt and equity securities outstanding at any one time not to exceed $2 billion, (ii) issue and sell from time to time up to $750 million principal amount of short-term debt in the form of commercial paper and borrowings under credit facilities having maturities of up to 270 days, and (iii) guarantee securities of its subsidiaries and provide other forms of credit support with respect to obligations of its subsidiaries as may be necessary or appropriate to enable such subsidiaries to carry on in the ordinary course of business in an aggregate amount not to exceed $2 billion outstanding at any one time. Under the terms of the 1998 Order, National is authorized to use the proceeds of authorized financing to invest in and enter into guarantees with respect to the obligations of "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"),(4) provided that its "aggregate investment" (as defined under Rule 53) in EWGs and FUCOs does not exceed 50% of its "consolidated retained earnings" (also as defined in Rule 53), except for short-term borrowings by National to provide funds to the National System Money Pool, which may not be used to finance the acquisition of any interest in a FUCO or EWG. As of December 31, 2001, National's aggregate investment in EWGs and FUCOs was approximately $140,673,889, or 24.58% of National's average consolidated retained earnings for the four quarters ended December 31, 2001 ($572,320,250).

-------------------

(2)  National Fuel Gas Company, et al., Holding Co. Act Release No. 26847.
     --------------------------------

(3)  National Fuel Gas Company, et al., Holding Co. Act Release No. 27170.
     --------------------------------

(4) The terms "exempt wholesale generator" and "foreign utility company" are defined, respectively, in Sections 32(a) and 33(a) of the Act.


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


      B.    PROPOSED INCREASE IN AGGREGATE INVEST LIMIT

            National is now requesting, pursuant to Rule 53(c), authority to increase its "aggregate investment" in EWGs and FUCOs (hereafter referred to collectively as "Exempt Projects") to $750,000,000 (the "EWG/FUCO Investment Limit"), which is equal to approximately 131% of National's average consolidated retained earnings for the four quarters ended December 31, 2001.

            National believes that, at this stage of the restructuring of the utility industry both in this country and abroad, it is critical that it have the flexibility to increase its investment in Exempt Projects in order to create maximum shareholder value. As described below, National has already made substantial investments in electric generation and thermal energy systems in the Czech Republic and is investigating potential investments in other similar facilities in eastern Europe and elsewhere. Domestically, National has made relatively modest investments in EWG facilities in New York that utilize landfill gas (methane) and natural gas as a fuel. National has explored possible investments in other similar domestic generation facilities as well as in existing generating plants that are being sold by electric utility companies under State restructuring initiatives.

            For the reasons discussed in greater detail below, National believes that it has the capacity to fund from external sources investments in Exempt Projects in amounts significantly greater than 50% of its average consolidated retained earnings without impairing the financial condition of the National System or the ability of National to provide necessary capital to its domestic public utility operations. Accordingly, National requests that the Commission issue an order pursuant to Rule 53(c) under the Act modifying the 1998 Order in order to allow National to utilize the proceeds of financing and to issue guarantees, within the limits specified under the 1998 Order (or any order or orders hereafter issued that extend or renew National's authorization under the 1998 Order), to finance investments in Exempt Projects in an amount up to the proposed EWG/FUCO Investment Limit. As demonstrated in Item 3 of this Application/Declaration, National satisfies the applicable standards under Rule 53(c).

      C.    DESCRIPTION OF NATIONAL'S CURRENT PORTFOLIO OF EXEMPT PROJECTS

      1.    FUCOs

            a.    UNITED ENERGY, a.s.

            National, through Horizon Energy Development, B.V.("Horizon B.V."), owns an 85.16% interest in United Energy, a.s. ("UE"), which owns and operates wholesale power and heating facilities located in the northern Bohemian region of the Czech Republic. UE's revenues are derived from the sale of both electric energy and thermal energy produced from its generation facilities. UE also purchases heat for resale. UE's generating facilities have a capacity of 236 megawatts electric (MWe) and 1,253 megawatts thermal (MWt). UE sells the electricity it produces at wholesale to the local electric utility. Thermal energy is ultimately sold to residential, commercial and industrial customers. In fiscal year 2001, UE had approximately 7,549 terajoules (TJ) of heat sales and approximately 970 gigawatthours (GWh) of electric sales.

            b.    TEPLARNA LIBEREC a.s.

            National, through UE, owns a 70% interest in Teplarna Liberec a.s. ("Liberec"), which owns and operates wholesale power and district heating facilities located in the city of Liberec in the Czech Republic. Liberec's facilities include a 12 MWe back pressure steam turbine generator. In fiscal year 2001, Liberec made heat sales totaling 1,606 TJ and wholesale sales of electricity totaling 50 GWh. Electric power was sold at wholesale to the local electric utility.

            c.    TEPLARNA KROMERIZ, a.s.

            National, through Horizon B.V., owns 100% of Teplarna Kromeriz, a.s. ("Kromeriz"), which owns and operates a district heating system in the town of Kromeriz in the Czech Republic. Kromeriz made heat sales of 137 TJ in fiscal year 2001.

      2.    EWGS.

            a.    SENECA ENERGY II, LLC

            National indirectly owns a 50% membership interest in Seneca Energy II, LLC, an EWG that generates approximately 11 MW of electricity from methane gas obtained from a landfill located in Waterloo, New York.

            b.    MODEL CITY ENERGY, LLC

            National indirectly owns a 50% membership interest in Model City Energy, LLC, an EWG that generates approximately 5.5 MW of electricity from methane gas obtained from a landfill located in Model City, New York.

            c.    ENERGY SYSTEMS NORTH EAST, LLC

            National indirectly owns a 50% membership interest in Energy Systems North East, LLC, an EWG, which owns and operates an approximately 80 MW gas-fired generating facility in North East, Pennsylvania. The facility supplies thermal energy to Welch Foods, Inc. and markets the electric energy produced under a tolling arrangement.


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


      D.    RISK PROFILE OF NATIONAL'S INVESTMENTS IN EXEMPT PROJECTS

            Investments in EWGs and FUCOs may involve a variety of risks that historically have not been present in the traditional, regulated, electric and gas utility industries in this country. The review process (the "Review Process") employed by National in evaluating and assessing the benefits and risks in any investment in an EWG or FUCO identifies and addresses (i.e., limits and/or mitigates) these risks as they relate to both domestic and, more significantly, foreign projects. The following is a discussion of these procedures and risks.

      1.    THE PROJECT REVIEW PROCESS

            Every potential EWG and FUCO investment and acquisition opportunity (both domestic and foreign) considered by National is subjected to several stages of formal review to ensure both the alignment of the project with strategic objectives of National and the appropriate assessment of both the risks and rewards for the project. This review process applies to all new business opportunities, not simply Exempt Projects. The Review Process includes a detailed framework for each phase of the project development cycle.

            Initially, at the conceptual stage in the assessment of a proposed project or acquisition, National's Development Team must make a preliminary determination as to whether the project is consistent with National's strategic objectives and whether the project's risk and rewards ratio will be acceptable. National's Development Team consists of specialists in accounting, legal affairs, engineering, finance and operations. If deemed to be consistent with National's strategic objectives and the initial evaluation of the project's risks and rewards ratio is acceptable, then the Development Team is responsible for the preparation of a business concept document ("Pro Forma") for the project. The Pro Forma must address at a minimum the description of the business, an analysis of potential partnerships, a preliminary market assessment, a technical analysis, initial financial analysis, critical success factors, risks, estimated development costs, and exit strategies. Upon the completion of the Pro Forma, the Development Team and Management, must review it and make a determination that the project is consistent with National's corporate strategic objectives, and, given the identified risks, has the requisite earnings potential to merit further review through detailed due diligence.

            National's Development Team will perform detailed project due diligence and risk assessment using in-country advisors, engineers, environmental auditors, accountants, tax advisors, attorneys, and investment bankers to evaluate the project. The Pro Forma will be updated and a business case will be developed. This business case, along with the results of the due diligence and risk assessment process performed in connection with the development of the business case, is to form the basis upon which the National Executives and the National Board of Directors will approve of the proposed investment in the project. The business case is to be a comprehensive identification and analysis of the strategic, market, operational, and financial components of the project. In addition to an assessment of the project, it will also include the identification of an exit strategy and identify initial project implementation steps. Its scope will be driven by the size, complexity, and risk associated with the project.

            Upon completion of the Pro Forma and business case, a summary of the findings as well as a recommendation on whether, and if so, how, to proceed will be presented to the National Executives. Upon approval by the National Executives, the investment will be assessed against pre-approved Board investment criteria to determine the level of additional approvals, if any, that may be required. Depending on the magnitude of the investment in a project, full Board approval may be necessary.

            As indicated, the above internal review process applies to all new National businesses, including Exempt Projects. Due to the special risks associated with foreign Exempt Projects, however, additional factors are considered. Before National makes any investment in a foreign country, the business case must include an analysis of country risk, which will be presented to and reviewed by National's Board of Directors. The analysis includes a review of the political and economic stability of the particular country, the government's commitment to private power, the extent to which there is a free market economy, the extent to which there is a developed local banking system, the legal and regulatory framework for private investment in electric or gas facilities, the local business support for long-term investment of private capital, currency conversion and repatriation, and the potential for future partial sales of the investment interest to other investors.

      2.    RISK MITIGATION MEASURES

            As National expands its energy business in the future, National will carefully and systematically evaluate the potential risks of a project in connection with the development of the business case before National funds are committed. The risks evaluated include those discussed below.

            a.    OPERATING RISKS

            National's experience in competing in a non-regulated environment through its non-utility subsidiaries (particularly the Pipeline and Storage, Exploration and Production, and International segments) enables National to anticipate and consequently mitigate risks associated with Exempt Projects. Absent the impact of a non-cash impairment related to Seneca's oil and gas properties (see note 1, above), National's non-utility subsidiaries contributed more than half of National's net income from operations for the fiscal year ended September 30, 2001, and that percentage is expected to grow over time.

            Due diligence review of operating assumptions relating to any project include an analysis of fuel supply and environmental effects by appropriate personnel with experience in the technology being evaluated, supplemented as appropriate by the use of outside technical consultants. Other operating risks may, as appropriate, be mitigated by equipment warranties and by casualty, business interruption, and other forms of insurance. Further, operating risk may be mitigated in some instances by a subsidiary's direct participation in the administration and operation of a project; such direct involvement may enhance National's ability to identify and address developing and existing problems on a timely basis.

            b.    CONSTRUCTION RISKS

            Another element of National's risk mitigation policy is to achieve a balance between so-called "greenfield" projects and acquisitions of existing facilities and power systems. Greenfield projects are those that involve completely new development and construction of facilities, principally generating stations. Greenfield projects involve a higher degree of risk because they entail a lengthy process of development and construction. Funds are expended during the early years of such projects; and return on investment is not earned until the project is in operation. Nevertheless, while greenfield projects have higher levels of risk and deferred returns, they are important to National because they generally produce higher rates of return on investment than investments in existing assets and lay the foundation for continued earnings growth.

            To the extent issues regarding construction risks arise, such risks are commonly mitigated by fixed-price contracts with milestones and performance guarantees (e.g., guaranteed rates and availability factors), backed by appropriate levels of liquidated damages. The creditworthiness and track record of the construction contractor is an important consideration in this regard. In those cases where a subsidiary of National may serve as its own general construction contractor, it will look to pre-negotiated cost and damage provisions from sub-contractors, including, without limitation, equipment vendors, to protect against performance shortfalls, cost overruns and schedule delays.

            c.    COMMERCIAL RISKS

            In a competitive market, prices are determined by the economic laws of supply and demand. Accordingly, National System personnel will conduct extensive investigations of the foreign or domestic markets in which a particular project will operate. With respect to an EWG, a National System company will seek to ensure that the EWG will be capable of producing electricity at competitive rates in a non-regulated environment. National System personnel will also assess the underlying economic parameters in specific markets to assure that there will be sufficient demand for the output of the EWG.

            d.    FINANCIAL RISKS

            National takes various issues into consideration in mitigating the financial risk associated with a proposed project. The Pro Forma analysis prepared for a proposed investment in a project by National will include an evaluation of whether the project cash flows will be able to support National's anticipated investment financing based on the traditional debt and equity financial structure that National attempts to maintain on a consolidated basis.

            The Pro Forma analysis will also evaluate whether the project can support additional financial risk from debt financing at the project level. This evaluation will consider whether the project is of a sufficient size to enable permanent debt financing to be obtained at a reasonable cost and on a non-recourse basis to National. The use of non-recourse project debt means that this debt will be secured solely by the project's assets and revenues, and creditors have no ability to seek repayment upon default from National. This method of financing ensures that National's exposure to any project is limited to the amount of National's equity investment in the project.

            In determining the amount any non-recourse debt financing and associated financial risk for a particular project, National will also take into consideration the economic characteristics of the project. For example, if a project is supported by a long-term, fixed-price, "off-take" agreement with a third party, the project debt may be designed to be of a similar term, with scheduled debt payments covered by fixed charges. On the other hand, where there is no long-term, fixed source of revenue, the amount of non-recourse debt financing by the project would normally be smaller, so that undue financial risk is not incurred through excessive debt levels.

            e.    INTEREST RATE RISK

            A specific financing risk is the potential variability of interest rates. Interest rate variability can be addressed, in part, by borrowing on a fixed-rate basis or by purchasing financial instruments that fix or cap variable interest rates. The effects of interest rate volatility can be mitigated principally through two strategies: hedging and diversifying. Hedging techniques that National may utilize would limit the impact that rising interest rates have on floating rate debt instruments.(5) Diversification implies that liabilities will be spread among short- and long-term debt instruments, as well as fixed and floating interest obligations.

            As an example, National, through UE, has entered into an interest rate swap to eliminate interest rate fluctuations on a CZK (Czech koruna) denominated term loan having a variable interest rate equal to six month Prague Interbank Offered Rate (PRIBOR), plus 0.475%. Under the terms of the interest rate swap, which extends until 2002, National pays a fixed rate of 8.31% and receives a floating rate of six month PRIBOR.

-------------------

(5) Under the terms of the 1998 Order, National is authorized to enter into interest rate hedging transactions to mitigate interest rate risk.

            f.    FOREIGN CURRENCY EXCHANGE RISK

            There are several ways in which National may address the foreign currency exchange risk element, depending on the status of the target country. Initially, National will seek to develop or acquire projects where there is free convertibility of the local currency into U.S. dollars. In countries that do not have a history of stability in the management of their exchange policy, National may require that part or all of the revenue from a project be payable in or indexed to hard currency (almost invariably U.S. dollars). Back-up guarantees or other undertakings by the central government may be available to ensure that the U.S. dollar payments due under a power purchase agreement are actually made available by the central bank or ministry of finance.

            In other cases, some or all of the non-recourse project debt may be borrowed in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income. Where available, long-term currency swaps would provide a further hedging option for the equity component of the investment.

            g.    LEGAL RISKS

            Legal risks will be addressed by careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property, and the obligations inherent in the financing arrangements.

            h.    COUNTRY RISKS

            In addition to the specific risks mentioned above, investment outside the United States can entail country-specific risks related to political or economic performance. As indicated above, National thoroughly evaluates country risk before committing to invest in any foreign project, and attempts to mitigate this risk through a number of measures. Most important, the country review process described above ensures that the political and economic stability of any country has been reviewed at several levels up to and, depending on the level of investment, including National's Board of Directors before any investment occurs. The country analysis also focuses specifically on the country's energy sector and on the government's support for private ownership in that sector.

            In some instances, in order to mitigate risk, National has acquired interests in Exempt Projects that that are partly owned by local entities that are experienced in doing business in the host country. Having local participation in the ownership of an Exempt Project can in most cases greatly reduce the risk of future expropriation or unfair regulatory treatment in the host country. Another mitigating factor is the participation of official or multilateral agencies in an Exempt Project. When funds for the project are


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


supplied by government-sponsored export credit agencies or other governments or institutions such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm the project's viability.

            Political risk may be addressed through political risk insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence, or even "creeping" nationalization brought about by punitive regulation. National will analyze the perceived risk and its costs and compare that with the cost of obtaining such insurance and, when such costs associated with such risks exceed the costs of insurance coverage, National will attempt to procure such insurance.

            i.    PORTFOLIO DIVERSIFICATION

            National recognizes that the risk inherent in any investment cannot be eliminated entirely, even by the most careful approach to project development. However, National believes that diversification of both the type and location of projects can mitigate risk. Accordingly, National will evaluate opportunities across countries and regions of the world. On the other hand, National may balance its diversification strategy with another goal--i.e., to develop regional expertise.

            In the domestic sector, several electric utilities operating in the States in which Distribution operates (New York and Pennsylvania) and neighboring States have either sold or announced their intention to sell their electric generating properties as part of State-sponsored electric utility industry restructuring initiatives. National is actively considering acquiring existing electric generating assets in this region through affiliated EWGs. National believes that ownership of operating power plants, especially in its service territory, would present unique opportunities to leverage its existing experience and core competencies in such areas as customer relations, fuel management and supply, regulatory relations, and others. The acquisition of existing power plants would reduce the risk of National's overall business by producing near-term earnings without significant development or construction risk. Moreover, National believes that it can, through the expertise and resources of the National System companies, improve the operations of many existing generating projects that are available.

            In the foreign sphere, National will continue to investigate opportunities to invest in "greenfield" power projects as well as utility systems that are the subject of privatization initiatives. Although National has not committed to invest in any particular foreign project (other than those described above), it is currently engaged in preliminary development activities in Europe.


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            j.    EARNINGS FROM EXEMPT PROJECTS

            National's investments in Exempt Projects have contributed positively to earnings in each of the past three fiscal years. For example, for the fiscal year ended September 30, 2001, the Exempt Projects contributed net income of approximately $3.3 million. National expects that its investments in Exempt Projects will continue to generate positive earnings and contribute to consolidated earnings growth in the future.

            National's development costs in the first two years after Horizon commenced operations (1996 and 1997) exceeded operating revenues from FUCOs. These losses were largely attributable to the delays involved in the development of a "greenfield" project in Pakistan. That project was sold at a loss, which was recognized in fiscal 1996. To a much smaller extent, start-up costs associated with acquiring, assuming control of, and restructuring existing assets in the Czech Republic added to that loss.(6)

            Horizon's acquisitions in the Czech Republic were spread out over three years (1996 through 1998). Beginning in 1998, after only two years of efforts, Horizon generated positive net income of $1.3 million, notwithstanding the fact that the first full 12 months of operating revenues from its most recent acquisition were not reflected in income until fiscal 1999.

            The Czech assets are a long-term investment, intended to take advantage of an early opportunity to acquire strategically located assets in preparation for a competitive electric market environment and the Czech Republic's accession into the European Union. These assets were not acquired with the expectation that they would immediately achieve domestic (U.S.) level utility returns. Horizon is now positioned with several thermal energy plants that are logical host sites for the addition of electric generating capacity. These sites have the necessary infrastructure and zoning to become co-generation facilities. As development progresses, re-powering with natural gas is an additional opportunity. Czech gross domestic product (GDP) grew 2.9% in 2000 and is forecast to grow 3.7% this year. Historically, electric demand tends to grow with GDP. Hence, Horizon continues to believe that its value-added strategy for the Czech Republic assets is sound.

-------------------

(6) National's 1997 Annual Report forthrightly informs shareholders of that year's loss "Due to start-up costs associated with our international operations."

            k.    EFFECT OF REGULATORY CHANGE

            Regulatory change in the United States has served both to mitigate the risk of investing in EWGs and to increase the opportunities for investment in EWGs. Global regulatory changes and privatization have increased the opportunities to invest in FUCOs. In this environment, National can best enhance its future earnings growth, and thereby lower its overall cost of capital, through a broadly diversified program of developing and investing in Exempt Projects.

            In the past several years, the United States (and North American) energy market has evolved into a competitive and liquid market, with open transmission access in the United States and substantial markets available through federal and state sponsored restructuring. This market has evolved since the passage of the Energy Policy Act of 1992 and particularly in the wake of the transmission access required by FERC Order 888 and the formation of independent regional transmission organizations, as envisioned by FERC Order 2000. The Commission recognized the transfiguration of the energy market in the United States in its order adopting Rule 58:

      As a result of Congressional action [i.e. the Energy Policy Act], combined with initiatives of the Federal Energy Regulatory Commission ("FERC") and the state and local ratemaking authorities, the pace of change in the gas and electric utility industry is accelerating. Today, the gas industry is largely deregulated and the electric industry is undergoing a similar process. In addition to increasing competition at the wholesale level, retail electric competition is developing more rapidly than anticipated, due to state efforts. Utilities and the suppliers of energy appear poised to compete in retail markets. As a result of these developments the contemporary gas and electric industries no longer focus solely upon the traditional production and distribution functions of a regulated utility, but are instead evolving toward a broadly based, competitive, energy services business.(7)

            In addition, partially as a result of the Energy Policy Act, partially as a result of foreign nations opening government utility systems to private investment activity, and partially through utility restructuring, the global energy market has evolved to allow a much greater level of competition and outside investment. Participants in this market who seek to own or operate power generation must utilize a portfolio approach to investment and maintain investment levels sufficient to achieve the benefits of scale economies. National has successfully participated in this global market through investments in the Czech Republic. Continued success will require continued investment and growth.

-------------------

(7) Holding Company Act Release No. 26667 (February 20, 1997), text at footnotes 19-21. See also The Regulation of Public-Utility Holding Companies, Report of the Division of Investment Management, Securities and Exchange Commission (June 1995), at 19-22, 26-27.

ITEM 2.     FEES, COMMISSIONS, AND EXPENSES

            The fees, commissions, and expenses incurred or to be incurred in connection with this Application/Declaration are estimated to be $20,000 (for legal fees and expenses).

ITEM 3.     APPLICABLE STATUTORY PROVISIONS

      A.    GENERAL PROVISIONS

            Sections 32 and 33 of the Act and Rule 53 of the Commission's rules thereunder are or may be applicable to the proposed transactions.

            Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guarantee the securities of any EWG. The Commission has applied these same criteria to financing of investments in FUCOs. Giving effect to the proposals contained herein, National will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, since National is proposing herein to increase its aggregate investment in EWGs and FUCOs to more than 50% of National's consolidated retained earnings. None of the conditions specified in Rule 53(b) is applicable.

      B.    COMPLIANCE WITH RULE 53(C)

            Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:

            - will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

            - will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

            In the past, the Commission has routinely issued orders under Rule 53(c) permitting other registered holding companies to finance investments in EWGs and FUCOs in amounts up to 100% of consolidated retained earnings.(8) More recently, the Commission has authorized aggregate investment limits that are

-------------------

(8) See The Southern Company, Holding Co. Act Release No. 26501 (Apr. 1, 1996), Central and South West Corporation, Holding Co. Act Release No. 26653 (Jan. 24, 1997), GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997), Cinergy Corporation, Holding Co. Act Release No. 26848 (Mar. 23, 1998), American Electric Power Company, Inc., Holding Co. Act Release No. 26864 (Apr. 27, 1998), New Century Energies, Inc., Holding Co. Act Release No. 26892 (Feb. 26, 1999), and Entergy Corporation, Holding Co. Act Release No. 27184 (Mar. 15, 2000).

well above 100% of consolidated retained earnings. National Grid Group, plc ("National Grid"), for example, was authorized in early 2000 as part of its acquisition of New England Electric System to make additional investments in EWGs and FUCOs that would increase its aggregate investment to approximately 252% of its pro forma consolidated retained earnings.(9) In late 2000, also as part of a merger approval, the Commission authorized KeySpan Corporation ("KeySpan") to invest up to 250% of its pro forma consolidated retained earnings in EWGs and FUCOs.(10) That was followed by an order issued to Cinergy Corp. ("Cinergy") in which the Commission authorized an increase in Cinergy's aggregate investment limit to an amount that is equal to the sum of its aggregate investment in EWGs and FUCOs at that time plus $1 billion, or about 154% of Cinergy's consolidated retained earnings.(11) Subsequently, Cinergy obtained a supplemental order authorizing it to have an aggregate investment equal to 100% of its consolidated retained earnings plus $2 billion, or an amount that would equal about 246% of Cinergy's current consolidated retained earnings.(12) Exelon Corp. ("Exelon"), which has no history of investments in EWGs or FUCOs, was authorized in November 2000 to invest up to $2 billion in EWGs and FUCOs, which was equivalent to about 264% of Exelon's "reclassified" pro forma consolidated retained earnings, an amount that was subsequently increased to $4 billion.(13) FirstEnergy Corp. ("FirstEnergy"), as part of its approval to acquire GPU, Inc., was authorized to increase its "aggregate investment" to $5 billion (subject to a sublimit on "new" investments), or about 385% of FirstEnergy's consolidated retained earnings at June 30, 2001.(14) In late December 2001, Dominion Resources, Inc. ("Dominion") was authorized to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of "consolidated retained earnings" plus $4.5 billion, which translates into roughly 470% of Dominion's consolidated retained earnings

-------------------

(9) See The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000).

(10) See KeySpan Corporation, et al., Holding Co. Act Release No. 27272 (Nov. 8,
     2000).

(11) See Cinergy Corporation, Holding Co. Act Release No. 27190 (June 23, 2000).

(12) See Cinergy Corporation, Holding Co. Act Release No. 27400 (May 18, 2001).

(13) See Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000) (authorizing aggregate investment limit of $2 billion); and Exelon Corporation, Holding Co. Act Release No. 27296 (Dec. 8, 2000) (authorizing aggregate investment limit of $4 billion).

(14) See FirstEnergy Corp., et al., Holding Co. Act Release No. 27459 (Oct. 29,
     2001).

at September 30, 2001.(15) Finally, also in late December 2001, Allegheny Energy, Inc. ("Allegheny") received Commission approval for an "aggregate investment" limit of $2.0 billion, or approximately 196% of consolidated retained earnings at September 30, 2001.(16)

            In the most recent of the above referenced cases (Exelon, FirstEnergy, Dominion and Allegheny), the Commission concluded that the proposed "aggregate investment" level, although exceed the 50% limit in Rule 53(a), was nevertheless a reasonable commitment of capital for a company the size of the applicant, based on various pro forma ratios. In reaching this conclusion, the Commission measured the proposed investment level as a percentage of consolidated capitalization, consolidated net utility plant, total consolidated capitalization and the total market value of the applicant's common stock.

            As previously indicated, an aggregate investment in Exempt Projects of $750,000,000 would be equal to about 131% of National's average consolidated retained earnings for the four quarters ended December 31, 2001, which is substantially lower than the percentages found acceptable in National Grid, Exelon, Cinergy, FirstEnergy, Dominion and Allegheny. Moreover, the proposed EWG/FUCO Investment Limit, expressed as a percentage of National's consolidated capitalization, consolidated net utility plant, total consolidated capitalization and the total market value of its common stock is within the range found acceptable in these recent cases. Specifically, the proposed EWG/FUCO Investment Limit is equal to only 27.9% of National's total consolidated capitalization ($2.690 billion), 52.3% of net utility plant ($1.433 billion(17)), 21.65% of total consolidated assets ($3.464 billion), and 38.1% of the market value of National's outstanding common stock ($1.966 billion) as of December 31, 2001. The following table compares these percentages to the relevant percentages for Exelon, Cinergy, FirstEnergy, Dominion, and Allegheny, as reflected in each company's Rule 53(c) application and financial statements or the Commission's order approving such application:

-------------------

(15) See Dominion Resources, Inc., Holding Co. Act Release No. 27485 (Dec. 28,
     2001). Dominion explained in its application that, due to the application of the purchase method accounting in connection with its acquisition of Consolidated Natural Gas Company ("CNG"), its consolidated retained earnings did not reflect the retained earnings of CNG before the acquisition.

(16) See Allegheny Energy, Inc., et al., Holding Co. Act Release No. 27486 (Dec. 31, 2001).

(17) Includes gas distribution, pipeline and storage plant.

                          Proposed Investments in EWGs and FUCOs
                                     as a percentage of:
              -----------------------------------------------------------------
                              Consolidated      Total        Market Value of
                Consolidated  Net Utility  Consolidated   Outstanding Common
   Company     Capitalization     Plant        Assets             Stock
-------------  -------------- ------------ ------------   ------------------
Exelon              18.9%          23.3%         11.1%            28.2%
Cinergy             49.1%          50.8%         27.3%            60.1%
FirstEnergy         25%            35.7%         12.8%            58.8%
Dominion            25%            36%           18%              39%
Allegheny           21%            19%           14%              30%
National
(12/31/01)         27.9%          52.3%         21.7%            38.1%


            Although the proposed EWG/FUCO Investment Limit, expressed as a percentage of net utility plant, is higher than in any of the recent cases cited above, this merely reflects the fact that National is a highly integrated natural gas company whose distribution, pipeline and storage assets represent only slightly more than 50% of its total net property, plant and equipment, whereas the other companies in the table are primarily electric utilities. The other percentages are all in the mid-range.

      1. THE PROPOSED TRANSACTIONS WILL NOT HAVE A SUBSTANTIAL ADVERSE IMPACT UPON THE FINANCIAL INTEGRITY OF THE NATIONAL SYSTEM

            The current financial integrity of the National System can be demonstrated in various ways, including by comparing National to other integrated natural gas companies (the "peer group") on the basis of various financial criteria. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and guarantees by National to finance investments in EWGs and FUCOs exceeding the 50% consolidated retained earnings limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of the National System.

            a.   KEY FINANCIAL RATIOS/BENCHMARKS

                  i.   CAPITALIZATION RATIOS

            As shown in the table in Item 1.A., at December 31, 2001, National's consolidated capitalization consisted of 38.2% common equity and 61.8% of long-term and short-term debt. National's leverage has increased in recent years due primarily to a series of debt-financed acquisitions of exploration and production assets and non-cash charges to earnings. National has no plans to issue common stock in order to increase equity, and projects that equity will increase through a combination of retained earnings growth and reductions in capital expenditures without the need for any additional common stock financing.

            Although National's equity ratio is lower than in recent years, it is in fact well within the range of other similar integrated gas companies. The following table shows the equity ratios of National and other comparable integrated gas companies ("peer group" companies) as of December 31, 2001:

            Company                       Equity Ratio
            -------                       ------------

            KeySpan Corp.                     33.1%
            Equitable Resources, Inc.         55.1
            Kinder Morgan, Inc.               40.6
            Oneok, Inc.                       35.0
            Questar Corporation               41.4
            NiSource Inc.                     29.0
            National                          38.2


            ii.   NATIONAL SECURITY RATINGS

            National's long-term debt has been rated by Standard & Poor's Corporation ("S&P"), Moody's Investor Service ("Moody's"), and Fitch, Inc. ("Fitch") as follows:

-------------------------------------------------------------------------------
                NATIONAL'S LONG-TERM DEBT RATINGS (AS OF 9/30)
-------------------------------------------------------------------------------
                            1998         1999          2000         CURRENT
-------------------------------------------------------------------------------
S&P                          A-           A-            A-            A-
-------------------------------------------------------------------------------
Moody's                     A-2           A-2           A-2           A-3
-------------------------------------------------------------------------------
Fitch                        A             A             A             A
-------------------------------------------------------------------------------

            As the foregoing table shows, with the exception of the recent downgrading by Moody's, National's long-term debt ratings have remained stable over the past several years. Moreover, the downgrading simply makes the Moody's rating consistent with the existing S&P rating. In connection with the ratings action, Moody's noted that National's ratings are supported by stable earnings from its regulated gas distribution and pipeline and storage segments, which together generate about three-quarters of National's cash flow. Moody's also noted that National has the flexibility to reduce its capital spending and to finance it with internally generated cash. Finally, Moody's observed that the business risk associated with Seneca's exploration and production operations should decrease in the future.

            iii.  CONSOLIDATED RETAINED EARNINGS

            Excluding the effects of non-cash impairments (write-downs of asset values) in fiscal years 1998 and 2001 relating to Seneca's oil and gas exploration and production operations,(18) National's consolidated retained earnings have grown on average approximately 10% per year over the five years ended September 30, 2001, which is within the range of growth rates for other integrated gas companies, as well as other registered holding company systems that have obtained relief under Rule 53(c).

            iv.  NATIONAL'S DEBT LIMITATIONS

            Currently, National is restricted under the terms of its 1974 indenture in the amount of additional long-term debt (funded debt) that it may issue. Generally, National may not issue additional long-term debt unless, after giving effect to each issuance, (i) outstanding long-term debt does not exceed 60% of the consolidated assets of National, and (ii) income available for interest and subsidiary preferred stock dividends for any 12 consecutive months within the preceding 15 months has been at least two times the sum of annual interest charges and subsidiary dividend requirements.(19) For the twelve-month periods ended September 30, 2000 and 2001, these coverage ratios were 4.48 times and 2.55 times (4.78 times exclusive of the non-cash impairment of Seneca's assets), respectively.

-------------------

(18) Seneca, National's oil and gas exploration subsidiary, follows the full-cost method of accounting for its oil and gas operations, which requires it to perform a quarterly "ceiling test." Under the "ceiling test," the present value of future revenues from Seneca's oil and gas reserves is compared (on a country by country basis) with the book value of those reserves at the balance sheet date. If the book value of the reserves in any country exceeds the present value of the associated future revenues, a non-cash charge must be recorded to write down the book value of the reserves to their present value. As a result of low oil and gas prices at September 30, 2001, Seneca was required to recognize a non-cash impairment relating to its Canadian properties of $180.8 million (pre tax) or $104.0 (after tax) for the quarter ended September 30, 2001. Likewise, earnings in 1998 included a $129 million (pre tax) or $79.1 million (after tax) non-cash impairment relating to of Seneca's oil and gas exploration and production operations.

(19) National's subsidiaries do not currently have any preferred stock outstanding.

            v.  RULE 53(B) FACTORS

            As previously indicated, none of the circumstances described under Rule 53(b) has occurred. National undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event of the occurrence of any of these circumstances.

            vi.  OTHER INDICATORS

            Other financial indicators show the financial strength of National. For example, excluding the effects of a non-cash impairment in 2001 (see fn. 19, above), National's earnings per share and return on average equity were $1.61 and 13.0%, respectively, for the fiscal year ended September 30, 2000, and $2.11 and 16.2%, respectively, for the fiscal year ended September 30, 2001. For comparison purposes, the following table lists diluted earnings per share and return on average equity for the other select "peer group" companies for their most recent fiscal year (December 31, 2001 in every case except National):

                                        Diluted Earnings        Return on
                   Company                 Per Share             Equity
                   -------              ----------------        ---------

            KeySpan Corp.                   $1.75*                 8.5%
            Equitable Resources, Inc.        2.30                 19.7
            Kinder Morgan, Inc.              1.86                 11.1
            Oneok, Inc.                      0.85                  5.2
            Questar Corporation              1.94                 15.6
            NiSource Inc.                    1.03                  6.3
            National                         2.11*                16.2

* Excluding non-cash charge to earnings relating to impairment of oil and gas assets.

            b.   MARKET ASSESSMENT OF NATIONAL

            The market's assessment of National's future growth and earnings can also be shown by comparison of National to the same "peer group" utilities based on factors such as price-earnings ratio, market-to-book ratio and dividend payout ratio as of the end of their most recent fiscal year. These measures indicate investor confidence in National and have been cited as favorable indicators in other orders the Commission has issued under Rule 53(c).

                                                   Market to    Dividend
                Company               P/E Ratio    Book Ratio   Payout Ratio
                -------               ---------    ----------   ------------

            KeySpan Corp.                 18.8*       1.67        102%*
            Equitable Resources, Inc.     14.8        2.57          28%
            Kinder Morgan, Inc.           29.9        3.05          11%
            Oneok, Inc.                   21.0         .85          73%
            Questar Corporation           12.9        1.89          37%
            NiSource Inc.                 22.4        1.38         113%
            National                      10.9*       1.91          46%*

* Excluding non-cash charge to earnings relating to impairment of oil and gas assets.

      2. THE PROPOSED TRANSACTIONS WILL NOT HAVE AN ADVERSE IMPACT ON DISTRIBUTION OR ITS CUSTOMERS, OR ON THE ABILITY OF DISTRIBITION'S STATE PUBLIC UTILITY COMMISSIONS TO PROTECT SUCH CUSTOMERS

            National's request to increase its aggregate investment in Exempt Projects to $750,000,000 will not have an "adverse impact" on Distribution, its customers, or on the ability of the two State commissions having jurisdiction over Distribution to protect Distribution or such customers.

            The conclusion that Distribution and its customers will not be adversely impacted by increased levels of investment by National in Exempt Projects is well supported by (i) the insulation of Distribution and its customers from potential direct adverse effects of investments in Exempt Projects; (ii) analyses of Distribution financial integrity; and (iii) the proven effectiveness of state commission oversight to protect ratepayers in their respective states from any adverse impact.

            a.   INSULATION FROM RISK

            All of National's investments in Exempt Projects are, and in the future will remain, segregated from Distribution. Thus, Distribution is, and is currently expected in the future to remain, insulated from the direct effects of investments by National in Exempt Projects. Any losses that may be incurred by such Exempt Projects would have no effect on domestic rates of Distribution. National represents that it will not seek recovery through higher rates to Distribution's utility customers in order to compensate National for any possible losses that it or any National System company may sustain on investments in Exempt Projects or for any inadequate returns on such investments.

            National has complied and will continue to comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of Distribution's employees in connection with providing services to EWGs and FUCOs. Increased levels of investment in EWGs and FUCOs are not anticipated to have any impact on utilization of Distribution employees. Distribution has not and will not increase staffing levels to support the operations of EWGs and FUCOs. National expects that project development, management, and home office support functions for EWGs and FUCOs will largely be performed by outside consultants (e.g., engineers, investment advisors, accountants, and attorneys) engaged by Horizon or other non-utility subsidiaries. Accordingly, National's need for the support of personnel provided by Distribution has been, and is expected to continue to be, limited to corporate governance services.

            Finally, National has complied and will continue to comply with the other conditions of Rule 53(a) providing specific protections to customers of Distribution and its state commissions, in particular, the requirements of Rule 53(a)(1) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

            b.   DISTRIBUTION'S FINANCIAL INTEGRITY

            Distribution is in excellent financial health, as indicated by such factors as its debt/equity ratio. At December 31, 2001, debt (including short-term debt) as a percentage of Distribution's consolidated capitalization was equal to 42%, compared to 56.4%, the median for gas companies with A-rated senior unsecured debt.(20) Moreover, additional investments in EWGs and FUCOs by National will not have any negative impact on Distribution's ability to fund operations and growth. As shown in the table below, present projections through fiscal year 2006 indicate that Distribution will continue to fund substantially all of its operations and its construction expenditures from internal sources of cash. Distribution does not project the need for any additional equity from National or any material increase in the level of borrowings from National.

-------------------

(20) Source: Fitch Electric and Gas Utility Financial Peer Study (Oct. 2001), p 13. This study is accessible on Fitch's website at http://www.fitchratings.com.

      DISTRIBUTION - CONSTRUCTION EXPENDITURES: ACTUAL (FY 1998-2001) AND PROJECTED (FY 2002 - 2006) EXPENDITURES, INCLUDING ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION AND PERCENTAGE INTERNALLY GENERATED

         ---------------------------------------------------
           Fiscal Year       Budget ($       % Internally
                             million)         Generated
         ---------------------------------------------------
              1998            50.680              91
         ---------------------------------------------------
              1999            46.974             181
         ---------------------------------------------------
              2000            55.799              67
         ---------------------------------------------------
              2001            42,400             128
         ---------------------------------------------------
              2002            49.600              80
         ---------------------------------------------------
              2003            49.600             208
         ---------------------------------------------------
              2004            50.100             162
         ---------------------------------------------------
              2005            50.600             138
         ---------------------------------------------------
              2006            50.600             136
         ---------------------------------------------------


            c.   ADEQUACY OF STATE COMMISSION OVERSIGHT

            The New York State Public Service Commission ("NYPSC") and the Pennsylvania Public Utility Commission ("PaPUC") (together, the "State Commissions"), which have jurisdiction over Distribution with respect to retail rates and service, securities issuances, and other matters, have certified to the Commission that they have the authority and resources available under applicable public utility codes to protect Distribution's utility customers from any adverse impacts associated with National's investments in Exempt Projects.(21)

      C.    COMPLIANCE WITH RULE 54

            Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiary other than with respect to EWGs and FUCOs, shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. If the transactions contemplated hereby are consummated and National's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings, the provisions of Rule 53(a) will not be satisfied. However, to enable the

-------------------

(21) Section 33(c)(2) provides that the State commissions may make recommendations to the Commission regarding a registered holding company's relationship to FUCOs, and that the Commission shall "reasonably and fully consider" such recommendations.

Commission to monitor the impact of the transactions for which authority is sought hereby, National proposes to report the following additional information in the quarterly Rule 24 certificates it is filing in accordance with the 1998 Order:(22)

            1. A Rule 53(a) computation--that is a calculation of the ratio of National's aggregate investment in EWGs and FUCOs to National's average consolidated retained earnings (both as determined in accordance with Rule 53(a));

            2. A statement of aggregate investment as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of that quarter;

            3. Consolidated capitalization ratios as of the end of that quarter;

            4. The market-to-book ratio of National's common stock at the end of that quarter;

            5. An analysis of the growth in consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other National subsidiaries; and

            6. A statement of revenues and net income of each material National System company for the twelve months ended as of the end of that quarter.

            This information is the same as that required by the Commission with respect to the other registered systems that have obtained relief under Rule 53(c). National believes that such reporting requirements will assist the Commission in its determinations concerning the effect of investments in Exempt Projects on other transactions for which National and other National System companies will require Commission authorization.

      D.    THE COMMISSION SHOULD NOT ORDER A HEARING IN THIS PROCEEDING

            In response to the Commission's notice in this proceeding,(23) an individual (Mr. Curtis Lee) has submitted comments opposing National's request for relief and requesting a hearing.(24) Mr. Lee's basic complaint is that National has lost money from its non-utility investment activity, in particular

-------------------

(22) National also commits to file the same information as part of Rule 24 certificates required to be filed by the terms of any subsequent order that replaces and supersedes the 1998 Order.

(23) Holding Co. Act Release No. 27467 (Nov. 16, 2001).

(24) Mr. Lee's letter requesting a hearing in this proceeding, which was dated December 7, 2001, incorporated comments that Mr. Lee had previously filed on November 17, 2001, in response to a notice of filing in another proceeding (File No. 70-9959), which did not include any request by National to increase its "aggregate investment" in Exempt Projects over the limit contained in Rule 53(a). The Commission issued an order on December 31, 2001 (Holding Co. Act Release No. 27487) approving the transactions proposed in File No. 70-9959 and denying Mr. Lee's request for hearing.

investments in oil and gas production operations (which are made through Seneca) and FUCOs; that debt as a percentage of National's consolidated capitalization has increased over the past five years and is unacceptably high; and that, because of increasing leverage, coupled with the proposed increase in investments in EWGs and FUCOs, National's investors and utility customers have been and will be further harmed if National makes additional investments in EWGs and FUCOs.

            Issues concerning National's and Distribution's financial condition are clearly relevant to the determination that the Commission is required to make under Rule 53(c) and the applicable provisions of the Act (particularly Sections 7(d), 10(b)(3), and (12(b)) in order to approve National's request to increase the EWG/FUCO Investment Limitation.(25) However, the record in this proceeding is complete and demonstrates conclusively that increased investments in EWGs and FUCOs by National will not, in the words of Rule 53(c), "have a substantial adverse impact upon the financial integrity" of the National System, and "will not have an adverse impact on [Distribution], or its customers, or on the ability of State commissions to protect such subsidiary or customers."

            Significantly, the Commission has already held, in its December 31, 2001 order in File No. 70-9959, that Mr. Lee has failed to raise any factual issue regarding the financial integrity of the National System. Specifically, the Commission found that Mr. Lee had not offered any evidence that would support the conclusion that the recent increase in debt as a percentage of National's consolidated capitalization is undermining the financial integrity of the National System, noting, in this regard, that National's debt/equity level remains above the generally acceptable 70%/30% level. Nothing has changed since the date of that order to alter this conclusion. Moreover, as the Commission noted in the December 31, 2001 order, the increase in National's overall debt level is largely attributable to the increase in borrowings by National rather than to any reduction in earnings.

-------------------

(25) In its December 31, 2001 order in File No. 70-9959, the Commission held that certain other complaints that Mr. Lee raised in his two pleadings, specifically, allegations about National's executive compensation practices and National's failure to use dividends received from Distribution (the legality of which Mr. Lee does not challenge) to either reduce rates or repurchase shares of stock, were either not relevant to the Commission's consideration of the application in that proceeding and/or relate to matters that are within management's discretion.


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


            Although a holding company's history of earnings from EWGs and FUCOs could also be relevant to the determination that the Commission is required to make under Rule 53(c), Mr. Lee has not offered any evidence that National's losses from FUCOs has had any such impact. As explained in Item 1, above, National recorded losses in the first two full years of Horizon's operations (1996 and 1997) as a result of the sale of a "greenfield" project in Pakistan and certain start-up costs incurred in connection with projects in the Czech Republic. Since then, earnings or losses in each year attributable to EWGs and FUCOs have been relatively small. Losses that National has sustained in other unregulated activities, chiefly oil and gas production, have likewise not had any material impact on National's financial integrity. As indicated in Item 1, these consist mainly of non-cash charges against earnings (impairments) due to the write-down in the value of Seneca's oil and gas assets in fiscal years 1998 and 2001.

            Finally, National's overall financial condition is sound, as demonstrated above through the comparison of National to other "peer group" utilities based on a variety of financial statistics, ratings of senior securities, and other key financial indicators.

            Mr. Lee has also not offered any evidence of harm or likely harm to Distribution or its customers as a result of the proposed increase in the EWG/FUCO Investment Limit. As the Commission observed in the December 31, 2001 order in File No. 70-9959, "[m]ere allegations that [nonutility activities] are not, or will not be, profitable do not suffice to establish a showing that the statutory standards are not satisfied." The record in this proceeding includes abundant information that Distribution and its customers are insulated from the risks associated with National's investments in EWGs and FUCOs and that Distribution is in excellent financial condition. The lack of harm or likely harm to Distribution and its customers is further supported by letters from the NYPSC and PaPUC certifying to the Commission that they have the authority and resources to protect utility customers in their respective jurisdictions. In short, no reason has been given why a hearing is necessary in order to assure the protection of Distribution and its customers.

ITEM 4.     REGULATORY APPROVAL

            The issuance and sale of securities by National and the use of the proceeds thereof to acquire or guarantee the securities of any EWG or FUCO are not subject to the jurisdiction of any state commission or of any federal commission other than the Commission. National will comply with the requirements of Rule 53(a)(4) by submitting a copy of this Application/Declaration and each amendment thereto to each of the State Commissions.

ITEM 5.     PROCEDURE

            National requests, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting, and permitting this Application/Declaration, as amended, to become effective be issued forthwith. National waives any recommended decision by a hearing officer or other responsible officer of the Commission and waives the 30-day waiting


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period between the issuance of the Commission's order and the date it is to become effective, since National desires that the Commission's order, when issued, become effective immediately. National consents to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the matters covered by this Application/Declaration.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS

      (a)   Exhibits

            F     Opinion of Counsel.  (Filed herewith).

            G     Proposed Form of Federal Register Notice.  (Previously filed).

      (b)   Financial Statements

            FS-1 National Consolidated Financial Statements as of September 30, 2001 (incorporated by reference to the Annual Report on Form 10-K of National for the fiscal year ended September 30, 2001 (File No. 1-3880)).

            FS-2 National Consolidated Financial Statements as of December 31, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of National for the quarter ended December 31, 2001 (File No. 1-3880)).

ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS

            None of the matters that are the subject of the Application/Declaration, as amended, involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration, as amended, will not result in changes in the operation of National or its subsidiaries that will have an impact on the environment. National is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration, as amended.



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

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this amended Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                          NATIONAL FUEL GAS COMPANY

                                          By: /s/ James R. Peterson
                                          Name:       James R. Peterson
                                          Title:      Assistant Secretary

Date: April 29, 2002


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